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                               November 18, 2021

       Scott R. Zemnick
       Founder Holder
       VPC Impact Acquisition Holdings III, Inc.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings III, Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed November 2,
2021
                                                            File No. 333-260083

       Dear Mr. Zemnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

       Amended Registration Statement filed November 2, 2021

       General

   1. Refer to Note 2 to the Condensed Consolidated Financial Statements (Unaudited) of your
                                                        Form 10-Q for the
Quarterly Period Ended September 30, 2021. We note your disclosure regarding the revision
of previously issued financial statements related to the accounting for your Class A common
stock subject to possible redemption. In light of the nature of the error and the
potential quantitative significance to certain of the individual line items within temporary and
permanent equity, as well as your earnings per share calculations, please provide us with
your SAB 99 analysis and tell us your consideration of amending your previously filed
financial statements and filing an Item 4.02 Form 8-K stating that
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany 18,
November   NameVPC
               2021 Impact Acquisition Holdings III, Inc.
November
Page  2    18, 2021 Page 2
FirstName LastName
         such financial statements should no longer be relied upon. In addition, please also consider the need to reassess your conclusions as to whether the error should be characterized as a material weakness.
Material United States Federal Income Tax Considerations, page 159

2. Please refer to your response to comment 1. We note that the Agreement and Plan of
         Merger provides that the parties intends the transaction to qualify as a "reorganization"
         within the meaning of Section 368 of the Internal Revenue Code. Given that holders of
         Dave equity interests will receive as consideration for the transaction shares of VPCC common stock issued under this registration statement, please disclose the material tax consequences to these holders and file an opinion of tax counsel. Provision for unrecoverable advances, page 224

3. We note your response to comment 4 and your revised disclosure on pages 224 and 227 that the increase in the provision for unrecoverable advances was primarily attributable to an increase in the write-offs of Member advances and an increase (FY
2020) or decrease
         (FY 2019) to the allowance for unrecoverable advances. Please address the following as it relates to this disclosure:

                Given that the provision is used to increase or decrease the allowance for unrecoverable advances, your disclosure that the increase in the provision is partially attributable to an increase or decrease in the allowance does not provide any substantive reasoning for the fluctuation in the provision. In order to provide a more concise explanation, please revise your disclosure to explain how factors such as loss experience, cash recovery patterns, the nature and volume of the portfolio, economic conditions, and other factors impacted your determination of the allowance for unrecoverable advances, which in turn drives the provision for unrecoverable advances for each period presented.

                In preparing your revised disclosures, please differentiate between the impact of historical write-offs on the determination of the allowance for unrecoverable advances at each period end, and thus the amount of provision for each period presented (e.g., historical loss experience influences the determination of the allowance and thus the amount of provision for each period presented), versus the impact of write-offs for each presented on the allowance for unrecoverable advances
              (e.g., write-offs are a direct reduction to the allowance).

                If you choose to quantify the impact of write-offs or any other factors on the provision for unrecoverable advances, please revise your disclosure to adequately explain how you determined the amount for each factor presented. In this regard, we are unclear how you determined that the increase to the provision for unrecoverable advances was attributed to a specific dollar amount increase in the write-offs of member advances and a specific dollar amount increase or decrease to the allowance
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany 18,
November   NameVPC
               2021 Impact Acquisition Holdings III, Inc.
November
Page  3    18, 2021 Page 3
FirstName LastName
              for unrecoverable advances.
Note 2. Restatement of Previously-Issued Financial Statements, page F-71

4. Please tell us why the adjustments to member advances, net of allowance for unrecoverable advances, and the provision for unrecoverable advances offset each other in
         FY 2019, but not in FY 2020.
Note 3. Significant Accounting Policies
Member Advances, page F-76

5. We note your disclosure on pages 221, 237, F-47 and F-76 that subsequent recoveries of
         Member advances are recorded as a reduction to the provision for unrecoverable advances expense in the condensed consolidated statements of operations. Please tell us why recoveries are recorded as a reduction to the provision for unrecoverable advances expense rather than an offsetting credit to the allowance for unrecoverable advances.
         Provide us with an example of your journal entries to record an allowance for unrecoverable advances, a write-off of an advance, and for the subsequent recovery of an advance. In addition, please tell us the applicable authoritative accounting guidance considered to support subsequent recoveries being recorded as a reduction to the provision for unrecoverable advances expense.
Note 5. Member Cash Advances, Net, page F-87

6. We note your disclosure on page F-87 that in connection with the adjustments to correct the understatement of the provision for unrecoverable advances expense, the Company recorded a provision for unrecoverable advances expense for the years ended December
         31, 2020 and 2019, of approximately $2.3 million and $1.6 million, respectively. Please reconcile this disclosure to your disclosure in Note 2 beginning on page F-71, which indicates that the adjustment to the provision was $6.1 million and $2.7 million for the years ended December 31, 2020 and 2019, respectively.
7. Please tell us how the provision for unrecoverable advances expense of approximately
         $2.3 million and $1.6 million for the years ended December 31, 2020 and 2019, respectively, is reflected in the roll-forward of the allowance for unrecoverable advances.
         In the event it is not reflected in the roll-forward, please tell us why it is not included.
8. We note that the provision for unrecoverable advances of $23.2 million and $18.1 million for the years ended December 31, 2020 and 2019, respectively, as shown in the roll-
         forward of the allowance for unrecoverable advances on page F-87 does not agree with the provision for unrecoverable advances of $25.5 million and $19.7 million as shown in the restated consolidated statements of operations on page F-67 and
Note 2 (Restatement
         of Previously-Issued Financial Statements) on pages F-72 and F-73 . Please explain this apparent discrepancy and revise your disclosures as necessary.
9. Please explain why recoveries are no longer reflected in the roll-forward of the allowance
 Scott R. Zemnick
VPC Impact Acquisition Holdings III, Inc.
November 18, 2021
Page 4
      for unrecoverable advances. In this regard, we note that disclosure on page F-56 of the original DRS filed on August 2, 2021 included a reconciling item for recoveries totaling
      $1.3 million in FY 2019 and $4.7 million in FY 2020, which is no longer presented in the roll-forward on page F-87.
       You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameScott R. Zemnick
                                                       Division of Corporation
Finance
Comapany NameVPC Impact Acquisition Holdings III, Inc.
                                                       Office of Finance
November 18, 2021 Page 4
cc:       Era Anagnosti
FirstName LastName